UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 20, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

BIND Therapeutics, Inc.

File No. 333-190566- CF#29897

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BIND Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 12, 2013.

Based on representations by BIND Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.12	through August 28, 2016
Exhibit 10.13	through August 28, 2016
Exhibit 10.14	through August 28, 2016
Exhibit 10.15	through August 28, 2016
Exhibit 10.16	through August 28, 2016
Exhibit 10.17	through August 28, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary